Exhibit 99.2

[TRANSLATION]

Dated                                                 February 27, 2021

CDPQ MARCHÉS BOURSIERS INC.

and

CAE INC.

SUBSCRIPTION AGREEMENT

Redacted information with respect to a confidential contractual undertaking.

1

THIS SUBSCRIPTION AGREEMENT is dated February 27, 2021 and is made between:

(1)	CDPQ MARCHÉS BOURSIERS INC., a legal person duly constituted pursuant to the laws of the Province of Québec (the Investor); and

(2)	CAE INC., a corporation duly constituted pursuant to the Canada Business Corporations Act (the Corporation).

WHEREAS

(A)

the Corporation, together with a Wholly-owned Affiliate, is entering into on the date hereof a share and asset purchase agreement (the Acquisition Agreement) with L3Harris Technologies, Inc. (Seller Parent) relating to the Acquisition (as defined herein) for an aggregate purchase price of approximately US$1.05 billion (subject to adjustments in accordance with the Acquisition Agreement) (the Acquisition Purchase Price);

(B)

the Corporation wishes to enter into this agreement with the Investor, pursuant to which the Corporation will issue to the Investor, and the Investor will subscribe from the Corporation by way of private placement exempt from the prospectus requirements of Canadian Securities Laws (as hereinafter defined) (the Private Placement), at the Closing Time a total of 15,200,000 subscription receipts (the Subscribed Receipts) at a price of $31.25 per Subscribed Receipt for aggregate gross proceeds of $475,000,000.00, to be used to finance a portion of the Acquisition Purchase Price;

(C)

concurrently with the Private Placement, the Corporation has also agreed to issue to Coral Blue Investment Pte. Ltd. (the Other Investor) 7,200,000 Subscription Receipts at the Closing Time at a price of $31.25 per Subscription Receipt pursuant to a subscription agreement (the Concurrent Private Placement Subscription Agreement) containing terms not more advantageous to the Other Investor than the terms set forth herein (the Concurrent Private Placement) and under the terms of a subscription receipt agreement containing terms substantially identical to the terms set forth in the Subscription Receipt Agreement (as hereinafter defined).

NOW THEREFORE, in consideration of the undertakings and agreements set forth herein, the parties agree as follows:

Article 1

Definitions

As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

1933 Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

1934 Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

Acquisition means the acquisition of the Business by the Corporation, directly or indirectly through a Wholly-owned Affiliate, pursuant to the Acquisition Agreement;

Acquisition Agreement has the meaning ascribed to that term in the Preamble;

Acquisition Closing means the time at which the Acquisition is completed;

Acquisition Purchase Price has the meaning ascribed to that term in the Preamble;

Additional Investors has the meaning ascribed to that term in Erreur ! Source du renvoi introuvable. hereof;

Affiliate has the meaning ascribed to such term in the Securities Act (Québec), and Wholly-owned Affiliate means an Affiliate as defined in the Securities Act (Québec), with the proviso that the notion of “control” as incorporated in such definition shall be defined as the ownership of 100% of the equity securities of an entity;

Agreement means this agreement, including any schedules or exhibits attached hereto, and not any particular Article or Section or other portion except as may be specified, and words such as “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

Annual Financial Statements means the audited consolidated financial statements of the Corporation as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto;

Anti-Money Laundering Laws has the meaning ascribed to that term in Section 8.1(kk) hereof;

Applicable Securities Laws means all Canadian Securities Laws and all applicable securities laws in the United States and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder;

Bribery Act has the meaning ascribed to that term in Section 8.1(ii) hereof;

Business means Seller Parent’s military aviation training business (including the AMI business) operated within its Link Training and Simulation division of its Military Training sector of its Aviation Systems segment, as conducted by the Seller Parent through the Seller and the Sold Company.

Business Day means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Montreal, Province of Québec, or the City of New York, State of New York, United States;

Canadian Securities Laws means all applicable securities laws in the provinces of Canada and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and blanket rulings of the Securities Commissions;

CBCA means the Canada Business Corporations Act, as amended, including the regulations thereunder;

CDS has the meaning ascribed to that term in Section 14.4(a) hereof;

Closing Date means March 4, 2021 or any other date mutually agreed to by the Investor and the Corporation;

Closing Time means 11:00 a.m. (Montréal time) or any other time on the Closing Date as the Investor and the Corporation may agree;

Commitment Fee has the meaning ascribed to that term in Article 7 hereof;

Common Shares means the common shares in the capital of the Corporation;

Concurrent Private Placement has the meaning ascribed to that term in the Preamble;

Concurrent Private Placement Subscription Agreement has the meaning ascribed to that term in the Preamble;

Corporation means CAE Inc., a corporation governed by the CBCA;

COVID-19 Outbreak has the meaning ascribed to that term in Section 8.1(rr) hereof;

Environmental Laws means any Canadian, United States and other foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment, or to hazardous or toxic substances or wastes, pollutants or contaminants;

Escrow Release Conditions means, collectively, (i) the satisfaction or waiver of all conditions to the Acquisition Closing in all material respects in accordance with the terms of the Acquisition Agreement without (A) amendment or waiver which would be materially adverse to the Corporation, or (B) any material amendment or waiver of any closing conditions in Article 8 of the Acquisition Agreement that, if not satisfied (or waived), would allow the Corporation to not effect the Acquisition Closing, unless (for both (A) and (B)) the consent of the Investor, acting reasonably and in good faith, is given to such amendment or waiver (other than the payment of the Acquisition Purchase Price pursuant to the Acquisition Agreement and such conditions precedent that by their nature are to be satisfied at the Acquisition Closing), without the prior occurrence of a Termination Event, and (ii) the satisfaction or waiver of the escrow release conditions under the subscription receipt agreement entered into in connection with the Concurrent Private Placement;

Escrow Release Notice means the notice to be provided to the Subscription Receipt Agent and the Investor, substantially in the form set forth in Subscription Receipt Agreement, executed by the Corporation, certifying that the Escrow Release Conditions have been satisfied (or in respect of the satisfaction or waiver of the escrow release conditions under the subscription receipt agreement entered into in connection with the Concurrent Private Placement, are expected to be satisfied substantially concurrently therewith and that the Corporation has no reason to believe they will not be satisfied) and the Acquisition Closing is scheduled to occur on or prior to 11:59 pm (Montréal time) on the Outside Date, and indicating the scheduled Acquisition Closing time;

FCPA has the meaning ascribed to that term in Section 8.1(ii) hereof;

Financial Information means, collectively, (i) the Financial Statements, and (ii) the management’s discussion and analysis of financial results for the financial year ended March 31, 2020, (iii) the management’s discussion and analysis of financial results for the three and nine-month periods ended December 31, 2020;

Financial Statements means, collectively, the Annual Financial Statements and the Interim Financial Statements;

IFRS means the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board;

Indemnified Person has the meaning ascribed to that term in Section 12.3 hereof;

Indemnifying Party has the meaning ascribed to that term in Section 12.3 hereof;

Intellectual Property has the meaning ascribed to that term in Section 8.1(oo) hereof;

Interim Financial Statements means the unaudited condensed interim consolidated financial statements of the Corporation as at and for the three and nine-month periods ended December 31, 2020 together with the notes thereto;

Investment Company Act has the meaning ascribed to that term in Section 8.1(s);

Investor means, initially, CDPQ Marchés Boursiers Inc., and, to the extent the Investor elects to subscribe to the Subscribed Receipts indirectly through a Wholly-owned Affiliate, means such Wholly-owned Affiliate;

Investor Expenses has the meaning ascribed to that term in Article 13 hereof;

Investor Related Party has the meaning ascribed to that term in Article 30 hereof;

IT Systems and Data has the meaning ascribed to that term in Section 8.1(pp) hereof;

Lien has the meaning ascribed to that term in Section 8.1(i) hereof;

Material Adverse Effect means any change, event or effect that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), earnings, properties, assets, business, operations, or results of operation of the Corporation and its Subsidiaries, taken as a whole;

Material Contract has the meaning ascribed to that term in Section 8.1(mm) hereof;

Material Subsidiaries means CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc., CAE GmbH, Parc Aviation Limited, CAE Healthcare, Inc., CAE Healthcare Canada Inc., CAE Center Amsterdam BV and CAE Training & Services UK Ltd.;

NYSE means the New York Stock Exchange;

Other Investor has the meaning ascribed to that term in the Preamble;

Outside Date has the same meaning as the “Outside Date” under the Acquisition Agreement as in effect as of the date of this Agreement (and which includes, for greater certainty, any extension thereof in accordance with the terms of the Acquisition Agreement);

Permits means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental or regulatory authority;

Preamble means the preamble of this Agreement;

Private Placement has the meaning ascribed to that term in the Preamble;

Private Placement Proceeds means the Subscription Amount, after deducting the Commitment Fee;

Redacted definition of a term used in Section 11.1.

Redacted definition of a term used in Article 7.

Public Record means all information filed by or on behalf of the Corporation and its predecessor entities with any of the Securities Commissions in compliance, or intended compliance, with any Applicable Securities Laws from March 31, 2019 to the Closing Time, in each case publicly available on the SEDAR website, other than public information or disclosures that have been modified or superseded by subsequent public information or disclosures by the Corporation, to the extent so modified or superseded;

NI 45-102 means National Instrument 45-102 – Resale of Securities;

NI 45-106 means National Instrument 45-106 – Prospectus Exemptions;

NI 51-102 means National Instrument 51-102 – Continuous Disclosure Obligations;

NI 52-109 means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

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Sanctions has the meaning ascribed to that term in Section 8.1(jj) hereof;

SEC means the United States Securities and Exchange Commission;

Securities Commissions means the securities commissions or similar regulatory authorities in each of the provinces of Canada;

SEDAR means the System for Electronic Document Analysis and Retrieval adopted by the Canadian securities authorities through National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR);

Seller means L3 Technologies, Inc.;

Seller Parent has the meaning ascribed to that term in the Preamble;

Sold Company means L3 Doss Aviation, Inc.;

Subscribed Receipts has the meaning ascribed to that term in the Preamble;

Subscription Amount has the meaning ascribed to that term in Section 6.1 hereof;

Subscription Receipt Agent means Computershare Trust Company of Canada, as subscription receipt agent under the Subscription Receipt Agreement;

Subscription Receipt Agreement means the agreement governing the terms and conditions of the Subscribed Receipts to be entered into on the Closing Date by the Corporation, the Investor and the Subscription Receipt Agent, substantially in the form attached hereto as Schedule A;

Subscription Receipts means the subscription receipts to be created, issued and authenticated under the Subscription Receipt Agreement and from time to time outstanding, each Subscription Receipt evidencing the rights to be set out in the Subscription Receipt Agreement;

Subsidiary has the meaning ascribed to that term in the CBCA;

Termination Date means the date on which a Termination Event occurs;

Termination Event means the earliest to occur of any of: (i) the Escrow Release Notice is not delivered to the Subscription Receipt Agent and the Investor on or prior to 11:59 pm (Montreal time) on the Outside Date; (ii) the Corporation delivering a notice to the Investor or announcing to the public by way of press release that it has determined not to proceed with the Acquisition or (iii) the Acquisition Agreement is terminated in accordance with its terms;

Transaction Documents means this Agreement and the Subscription Receipt Agreement;

Transfer means any direct or indirect offer, transfer, donation, sale, assignment, conveyance, encumbrance, mortgage, gift, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security or of any rights connected thereto or interests therein, with or without consideration;

TSX means the Toronto Stock Exchange;

Underlying Shares means the Common Shares which may be issued pursuant to the Subscribed Receipts in accordance with the Subscription Receipt Agreement.

Where a representation or warranty appearing in this Agreement expressly includes a qualification relating to knowledge by the Corporation, such knowledge shall be deemed to be the actual knowledge of the President and Chief Executive Officer, the Executive Vice President, Finance and Chief Financial Officer, the Group President, Civil Aviation Training Solutions, the Group President, Defence & Security, the President, CAE Healthcare, the General Counsel, Chief Compliance Officer and Corporate Secretary, after making due inquiries with their direct reports.

The expressions “misrepresentation”, “material change” and “material fact” have the meanings ascribed to them in the Applicable Securities Laws; the term “distribution” has the meaning ascribed to it in the Applicable Securities Laws and includes a “private placement”, “offering” or “public offering”, as the case may be, and the verb “distribute” has a corresponding meaning.

Wherever the words “include”, “including” or “includes” are used in this Agreement, they are not intended to be limiting and they shall be deemed to be followed by the words “without limitation”.

Article 2

Interpretation

2.1	Unless indicated otherwise or unless the context requires another interpretation:

(a)	the insertion of headings herein is for convenience of reference only and shall not affect the construction or interpretation hereof;

(b)	any reference in this Agreement to gender includes all genders (including neuter) and words denoting the singular number only shall include the plural and vice versa;

(c)	if an action is to be taken hereunder on or prior to a certain day which is not a Business Day, such action shall be taken at or prior to the time indicated on the next following Business Day; and

(d)	reference to a statute, except where a specific year and chapter are stated, includes every amendment to, every regulation made under and any law enacted in substitution of such statute or regulation.

Article 3

Preamble and Schedules

3.1	The Preamble and the following schedules to this Agreement form an integral part thereof.

Schedule A       Form of Subscription Receipt Agreement.

Article 4

Currency

All currency amounts in this document are in Canadian dollars unless otherwise stated.

Article 5

Time of the Essence

Time shall be of the essence of this Agreement.

Article 6

Subscription

6.1

Subject to the terms and conditions hereof, the Investor agrees, directly or indirectly through a Wholly-owned Affiliate, to subscribe from the Corporation for all and not less than all of the Subscribed Receipts and the Corporation agrees to issue and sell to the Investor all and not less than all of the Subscribed Receipts at a price of $31.25 per Subscribed Receipt, for a total purchase price of $475,000,000 (the Subscription Amount).

6.2	Each Subscribed Receipt shall give the Investor:

(a)

if the Escrow Release Conditions are satisfied and the Acquisition Closing occurs on or prior to the Outside Date, the right to receive one Underlying Share, in accordance with the Subscription Receipt Agreement, without the payment of additional consideration or other formality, as well as (without duplication) a per-share payment equal to the dividends declared by the Corporation for which the record date is between the Closing Date inclusively and the date the Underlying Shares are issued, exclusively, net of any applicable withholding taxes and such per-share payment shall first be paid by way of a pro rata share of any interest accrued on the purchase price of the Subscription Receipts, and any remaining balance shall be paid out as a refund of a portion of the purchase price of the Subscription Receipts; or

(b)

if a Termination Event occurs, the right to be reimbursed the full purchase price of the Subscribed Receipts as well as interest earned thereon calculated as of the Closing Date up to the Termination Date, net of any applicable withholding taxes.

6.3

If the conditions in 6.2(a) are fulfilled, then any interest accrued on the purchase price of the Subscription Receipts, net of any portion thereof paid to the Investor on account of the per-share payment described in 6.2(a), shall be paid to the Corporation, net of any applicable withholding taxes, together with the balance of any remaining escrowed funds.

Redacted information with respect to confidential information.

Article 7

Commitment Fee

As consideration for providing the Corporation with certainty regarding financing a portion of the Acquisition Purchase Price, the Corporation agrees to pay to the Investor upon, in connection with and subject to, the Acquisition Closing, a commitment fee corresponding to 4% of the Subscription Amount, namely $19,000,000.00 (the Commitment Fee), net of any withholding taxes, if applicable, and not including any federal and/or provincial sales taxes, if applicable.

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Article 8

Representations and Warranties of the Corporation

8.1	The Corporation hereby represents, warrants and covenants to the Investor, as of the date hereof and as of the Closing Date, that:

Corporate Matters

(a)

the Corporation (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing as a corporation and in good standing under the laws of Canada, (iii) has all requisite power and authority to own its properties and assets, and to carry on its undertaking as described in the Public Record, including issuing the Subscribed Receipts in accordance with the provisions of this Agreement and the Underlying Shares in accordance with the provisions of the Subscription Receipt Agreement, and (iv) is qualified and in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect;

(b)

this Agreement and the Acquisition Agreement have been, and, when executed and delivered, the Subscription Receipt Agreement will be, duly authorized, executed and delivered by the Corporation and constitute or will constitute, as applicable, a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with their terms, subject to the fact that rights of indemnity and contribution may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors, or by general equitable principles;

(c)

no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation’s execution, delivery or performance of the Transaction Documents or consummation of the transactions contemplated hereby and thereby, except (i) such as have been, or will be, obtained or made by the Corporation on or prior to the Closing Time or those filings required to be made following the Closing Time in connection with the Private Placement and Concurrent Private Placement, (ii) the approval from the TSX and NYSE; and (iii) those required in connection with the Acquisition;

(d)

the execution and delivery of the Transaction Documents and the Acquisition Agreement by the Corporation, the fulfillment of the terms hereof and thereof by the Corporation, and the issuance, sale and delivery of the Subscribed Receipts at the Closing Time and the issuance and delivery of the Underlying Shares in accordance with the provisions of the Subscription Receipt Agreement, do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)

a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Material Subsidiaries or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)

a breach of or default under any indenture, agreement or instrument to which the Corporation or any of the Material Subsidiaries is a party or by which the Corporation or any of the Material Subsidiaries will be contractually bound at the Closing Time, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)

any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of its Subsidiaries, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(e)

each of the Material Subsidiaries (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business as described in the Public Record, and (iv) is qualified and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect;

(f)

the Material Subsidiaries contribute in the aggregate, in excess of 70% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. Except for the Material Subsidiaries, no Subsidiary of the Corporation contributes more than 5% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. The Corporation is, directly or indirectly, the registered and beneficial holder of all of the issued and outstanding securities of each Material Subsidiary;

(g)

the Corporation is not, directly or indirectly through any of its Subsidiaries, a member, partner or participant in any partnership, joint venture or syndicate where the joint liability that could arise from such membership, partnership or participation would reasonably be expected to have a Material Adverse Effect;

(h)

the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series, of which as at the close of business on the last Business Day prior to the date hereof there was 282,820,453 Common Shares issued and outstanding;

(i)

all of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Material Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Public Record, are owned by the Corporation, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim (Liens), except for any such Liens that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(j)

the Corporation has the corporate power and authority to create, authorize, issue and sell the Subscribed Receipts and the corporate power and authority to issue the Underlying Shares, and, at the Closing Date, the Subscribed Receipts will be duly and validly authorized for issuance and allotted and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and outstanding and will not be issued in violation of any preemptive or similar rights and, upon the exchange of the Subscribed Receipts in accordance with the terms of the Subscription Receipt Agreement, the Underlying Shares issued pursuant thereto will be duly and validly issued as fully paid and non-assessable Common Shares;

(k)

except as contemplated hereby and by the Concurrent Private Placement and as otherwise disclosed in the Public Record, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Subscribed Receipts;

(l)

except as has been disclosed to the Investor, the minutes and records of the Corporation made available to the Investor in connection with its due diligence investigation in respect of the subscription to the Subscribed Receipts contain copies of all proceedings (or certified copies thereof) in respect of material matters of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes and there have been no other meetings, resolutions or proceedings in respect of material matters of the shareholders, board of directors or any committees of the board of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes not reflected in such minutes and other records;

(m)

Computershare Trust Company of Canada, at its principal office located in the city of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States;

(n)

upon the execution of the Subscription Receipt Agreement, the Subscription Receipt Agent, at its principal office located in the city of Toronto, will have been duly and validly appointed as subscription receipt agent pursuant to the Subscription Receipt Agreement, and as the transfer agent and registrar for the Subscription Receipts and escrow agent for the Subscription Amount;

Securities Matters

(o)

there are no persons with registration or other similar rights to have any equity or debt securities registered for sale included in the Private Placement or Concurrent Private Placement, except for such rights as have been duly waived;

(p)

the Corporation is, and will at the Closing Time be, a reporting issuer or the equivalent in each of the provinces of Canada and is not on a list of defaulting issuers maintained by any of the Securities Commissions pursuant to Applicable Securities Laws. In particular, without limiting the foregoing, the Corporation is in compliance, in all material respects, with all of its applicable continuous disclosure obligations under Applicable Securities Laws and no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential). The information and statements set forth in the Public Record, as of the respective applicable dates of such information and statements, did not contain any misrepresentation;

(q)

the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE, and, upon the exchange of the Subscribed Receipts in accordance with the terms of the Subscription Receipt Agreement, the Underlying Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and NYSE with respect thereto;

(r)

no Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(s)

the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the Investment Company Act). The Corporation is not, and, after receipt of payment for the Subscribed Receipts and the application of the proceeds thereof to finance a portion of the Acquisition Purchase Price, will not be, required to register as an “investment company” within the meaning of the Investment Company Act;

(t)

the Corporation will use the Private Placement Proceeds and the net proceeds from the Concurrent Private Placement to finance a portion of the Acquisition Purchase Price and costs related to the Acquisition;

Financial and Tax Matters

(u)

the Financial Statements have been prepared in accordance with IFRS (and on a basis consistent throughout the periods indicated except as disclosed in the Financial Statements), and present fairly in all material respects, the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation for the periods specified;

(v)	the Corporation had a reasonable basis for disclosing all forward-looking information contained in the Public Record;

(w)

other than as disclosed in the Financial Information, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its Subsidiaries with unconsolidated entities or other persons that would reasonably be expected to have a Material Adverse Effect;

(x)

none of the Corporation or any Material Subsidiary has, or on the Closing Date will have, incurred any material liabilities or obligations, whether accrued, contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) disclosed in the Public Record;

(y)

there is not currently and, during the last three fiscal years, has not been any reportable event (within the meaning of NI 51-102) with the auditors of the Corporation, PricewaterhouseCoopers LLP. To the knowledge of the Corporation, PricewaterhouseCoopers LLP, chartered professional accountants, Montreal, Québec are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec. To the knowledge of the Corporation, PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to the Corporation within the meaning of the 1933 Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States);

(z)

the Corporation maintains a system of internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(aa)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it and its Subsidiaries (taken as a whole) is made known to those within the Corporation or such Subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Public Record, (A) the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to NI-52-109, and (B) since the date of the most recent Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(bb)

the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its Subsidiaries (taken as a whole) is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the 1934 Act;

(cc)

other than as disclosed in the Public Record: (i) the Corporation and each of its Subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) except for extensions for tax returns and for COVID-19 related extensions for filing or paying taxes, the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any of its Subsidiaries which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(dd)

except as disclosed in the Public Record, the Corporation (i) has not made any acquisition that is a “significant acquisition” within the meaning of NI 51-102 in its current financial year, and (ii) does not currently propose to make an acquisition (including the Acquisition) that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would currently be a “significant acquisition” within the meaning of NI 51-102;

Legal and Compliance Matters

(ee)

except as otherwise disclosed in the Public Record, there is no action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of the Material Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which if determined adversely, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which would adversely affect the ability of the Corporation to perform its obligations under, or consummate the transactions contemplated by, this Agreement, the Concurrent Private Placement Subscription Agreement, the Subscription Receipt Agreement or the Acquisition Agreement;

(ff)

except as otherwise disclosed in the Public Record, each of the Corporation and the Material Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for non-compliance that would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(gg)

each of the Corporation and the Material Subsidiaries holds all right, title and interest to all assets that are material to its respective business free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any real property held under lease by the Corporation or any of the Material Subsidiaries which is material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole, is held by it under valid, subsisting and enforceable leases with such exceptions as are not material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole;

(hh)

except as otherwise disclosed in the Public Record, the Corporation and its Subsidiaries collectively possess such Permits necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Corporation and its Subsidiaries is in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii)

none of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries has in the course of their actions for, or on behalf of, the Corporation or any of its Subsidiaries taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the FCPA), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the Bribery Act), and the Corporation and its Subsidiaries have conducted their businesses in compliance with the FCPA and the Bribery Act and, to the knowledge of the Corporation, its Affiliates have conducted their businesses in material compliance with the FCPA and the Bribery Act, and the Corporation has instituted, maintains and enforces, and will continue to maintain and enforce, policies and procedures designed to ensure compliance by the Corporation and each of its Subsidiaries with the FCPA and the Bribery Act;

(jj)

none of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, Sanctions), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the Private Placement or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions;

(kk)

the operations of the Corporation and its Subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of various jurisdictions where the Corporation and its Subsidiaries conduct business (collectively, the Anti-Money Laundering Laws) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

Other Matters

(ll)

neither the Corporation nor any of the Material Subsidiaries is in violation of its constating documents; and neither the Corporation nor any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject (a Material Contract) which default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(mm)

the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Material Subsidiaries, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(nn)

no labor dispute with, or disruption by, the employees of the Corporation or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect exists or, to the knowledge of the Corporation, is threatened or imminent;

(oo)

except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Corporation and its Subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, Intellectual Property) described in the Public Record as being owned or licensed by the Corporation or which are used for the conduct of the Corporation’s business as currently carried on and proposed to be carried on, free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Corporation; and (iii) except as disclosed in the Public Record, there is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others challenging the Corporation’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Corporation and its Subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim;

(pp)

(i) except as disclosed in the Public Record, (x) there has been no security breach or other compromise of or relating to any of the Corporation’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, IT Systems and Data) which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its Subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(qq)

except as set forth in the Public Record, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Material Subsidiaries, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all Permits required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location;

(rr)

other than as set forth in the Public Record as of the date hereof and other than the Acquisition, which will be announced concurrently with the Private Placement, since March 31, 2020, the business of the Corporation and the Material Subsidiaries has been carried on in the ordinary course in all material respects and there has not been any undisclosed material change or change having a Material Adverse Effect (and, for greater certainty, the impacts of the novel coronavirus (COVID-19) pandemic (the COVID-19 Outbreak) on the Corporation or its Subsidiaries prior to the date hereof already disclosed in the Public Record shall not be considered);

(ss)

except as mandated by an applicable governmental or regulatory authority, and except as disclosed in the Public Record, there has been no suspension of the operations of the Corporation and its Subsidiaries as a result of the COVID-19 Outbreak, which, individually or in the aggregate, has had a Material Adverse Effect. The Corporation has been monitoring the COVID-19 Outbreak and the potential material impacts on its operations, and has implemented appropriate measures to support the wellness of its employees where the Corporation and its Subsidiaries operate while continuing to operate;

Private Placement and Acquisition

(tt)

assuming the accuracy of the representations and warranties of the Investor, the consummation of the transactions contemplated by the Transaction Documents shall not, in and of themselves, result in the Investor holding 10.0% or more of the issued and outstanding Common Shares (assuming the issuance of the Underlying Shares as of the date hereof);

(uu)

the Corporation is not required by applicable law or TSX or NYSE requirements or its constating documents to obtain the approval of its shareholders in order to complete the Private Placement and the Concurrent Private Placement (and issue the Underlying Shares);

(vv)

the Corporation is not aware of any facts or circumstances that would cause it to believe that the Acquisition will not be completed in all material respects in accordance with the Acquisition Agreement on or prior to the Outside Date;

(ww)

to the knowledge of the Corporation, without any inquiry, the representations and warranties of Seller Parent in the Acquisition Agreement are, or will at the date of their execution, as the case may be, true and correct by the standards contemplated therein;

(xx)	the Corporation is not currently considering any material write-offs with respect to any of the Business’s assets following the Acquisition Closing;

(yy)

to the Corporation’s knowledge, there have been no disputes or claims between the parties to the Acquisition Agreement, and the Corporation is not aware of any threatened or pending disputes or claims between the parties thereto, relating to the subject matter of or the transactions contemplated under the Acquisition Agreement; and

(zz)

the Corporation has provided to the Investor true and complete copies of the up to date Acquisition Agreement, including all schedules and exhibits thereto (it being understood however that certain schedules and exhibits have been provided on a redacted basis).

Article 9

Representations and Warranties of the Investor

9.1

The Investor represents and warrants as follows to the Corporation, as of the date hereof and as of the Closing Date, and acknowledges that the Corporation is relying on such representations and warranties:

(a)	it has all requisite power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to purchase the Subscribed Receipts;

(b)

it has taken all necessary action to authorize the execution and delivery of, and the performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered by it;

(c)	this Agreement constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(d)

the execution and delivery of and performance by it of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of its by-laws, its constating documents or any other material contract, agreement, instrument, undertaking or covenant to which it is a party or by which it is bound;

(e)	as of the date hereof, it, together with its Affiliates, beneficially owns or exercises control or direction over, directly or indirectly, 9,404,237 Common Shares;

(f)	it is resident in the province of Québec;

(g)

it, and, for greater clarity, to the extent the Investor elects to subscribe to the Subscribed Receipts indirectly through a Wholly-owned Affiliate, such Wholly-owned Affiliate, (A) is purchasing the Subscribed Receipts and the Underlying Shares as principal for its own account and not for the benefit of any other person and for investment only and not with a view to the resale or distribution of all or any of the Subscribed Receipts or Underlying Shares, (B) is an “accredited investor” as such term is defined in NI 45-106 (specifically, it falls under paragraph (t) of the definition of “accredited investor” in section 1.1 of NI 45-106), and (C) was not created and is not being used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

(h)

it is not a U.S. Person (as defined in the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States).

Article 10

Acknowledgements and Agreements of the Investor

10.1	The Investor acknowledges and agrees as follows in favour of the Corporation:

(a)

neither the Subscribed Receipts nor the Underlying Shares have been qualified for distribution in Canada through the filing of a prospectus with any Securities Commission or other securities regulatory authority and, as a consequence of acquiring securities pursuant to a prospectus exemption, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor;

(b)

the Subscribed Receipts are being offered hereunder in reliance on the “accredited investor” exemption under section 2.3 of NI 45-106 and the certificates evidencing the Subscribed Receipts and the Underlying Shares, or to the extent that they are entered in a direct registration system or another electronic book-entry system, the written notice received by the Investor, shall bear the appropriate legend required under sub-paragraph 2.5(2)3.(i) of NI 45-102;

(c)

it undertakes and agrees that it shall not, and shall procure that each of its Affiliates shall not, without the prior written consent of the Corporation, directly or indirectly, Transfer the Subscribed Receipts in whole or in part for the period commencing on the Closing Date until the earlier of the Termination Date or the Acquisition Closing, provided that, the foregoing restriction on Transfer shall not apply to Transfers to a Wholly-owned Affiliate or to a person of which it is a Wholly-owned Affiliate and Transfers where the equity securities are managed by arms-length parties pursuant to a discretionary mandate or where the purpose of the Transfer is to maintain a portfolio of investments which tracks a stock market index for pure investment purposes;

(d)	the Subscribed Receipts (and, where applicable, the Underlying Shares) will be subject to restrictions on resale pursuant to Applicable Securities Laws until such time that:

(i)	the regulatory hold period has expired;

(ii)	the Investor can rely on another regulatory exemption; or

(iii)	an appropriate discretionary order is obtained pursuant to Applicable Securities Laws;

(e)

neither the Subscribed Receipts nor the Underlying Shares have been and such securities will not be registered under the 1933 Act or the securities laws of any state of the United States and such securities may not be offered or sold, directly or indirectly, in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Subscribed Receipts or the Underlying Shares;

(f)

the Investor is not a U.S. Person (as defined in Regulation S under the 1933 Act) and is not acquiring the Subscribed Receipts and the Underlying Shares for the account or benefit of a U.S. Person, the Subscribed Receipts and the Underlying Shares have not been offered to the Investor in the United States, and the Investor and the individuals executing and delivering this Agreement on behalf of the Investor were not in the United States when this Agreement was executed and delivered;

(g)

it undertakes and agrees not to offer or sell the Subscribed Receipts or the Underlying Shares in the United States or to U.S. Persons (as defined in Regulation S under the 1933 Act) and or engage in, any “directed selling efforts” (as defined in Regulation S under the 1933 Act) in the United States and it undertakes and agrees not to do so unless such securities are registered pursuant to the 1933 Act, and the securities legislation of all applicable states of the United States or an exemption from such registration requirements is available;

(h)

any certificates or book-entry registration evidencing the Subscribed Receipts and the Underlying Shares (if issued on or prior to the date that is four (4) months and a day from the Closing Date) shall bear a legend in the case of a certificated issue, or a notation in the case of an electronic deposit to the following effect:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE].”

(i)

any certificates or book-entry registration evidencing the Underlying Shares (if issued on or prior to the date that is four (4) months and a day from the Closing Date) shall also bear a legend in the case of a certificated issue, or a notation in the case of an electronic deposit to the following effect:

“The securities represented by this certificate are listed on the Toronto Stock Exchange (“TSX”); however, the said securities cannot be traded through the facilities of TSX since they are not freely transferable, and consequently any certificate representing such securities is not “good delivery” in settlement of transactions on TSX.”

(j)

it consents to the fact that the Corporation may collect personal information (as defined in applicable legislation respecting the protection of privacy and personal information, including the Personal Information Protection and Electronic Documents Act (Canada) and any similar legislation or provincial or federal law which may apply or which replaces or supplements it which may be in force from time to time) for the purpose of this Agreement; it consents that the Corporation may keep such personal information for as long as permitted or required by law or business practices; it further consents to the fact that the Corporation may be required under Applicable Securities Laws or the rules and policies of a stock exchange to provide regulatory authorities with some of the personal information it provided in this Agreement, that such information may also be provided to the Corporation’s registrar and transfer agent, that such information may be included in the registers and that the Corporation may use and disclose personal information about it as follows:

(i)	for internal purposes with respect to managing the relationship between the Corporation and the Investor and their contractual obligations;

(ii)	for tax purposes including, where the law so requires, the disclosure to the Canada Revenue Agency or Revenu Québec;

(iii)	for purposes of disclosure to securities regulatory authorities and other regulatory organizations having jurisdiction regarding distribution reports and similar regulatory filings;

(iv)

for the purpose of disclosure to an authority, and in particular a governmental authority, to which such information must be disclosed pursuant to a court order or subpoena and where there is no reasonable alternative to such disclosure;

(v)	for purposes of disclosure to professional advisors of the Corporation in connection with their providing of professional services;

(vi)	for purposes of disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the prior written consent of the Investor;

(vii)	for purposes of disclosure to a court to rule on the rights of the parties hereunder; and

(viii)	for use and disclosure as otherwise required by law;

(k)

it has been notified by the Corporation (a) of the delivery to any applicable Securities Commission of its full name, address and telephone number, the number and type of securities purchased, the total purchase price, the fact that the Corporation and Investor are relying upon the “accredited investor” exemption under section 2.3 of NI 45-106 and the category of “accredited investor” that it meets, and the date of distribution, (b) that this information is being collected indirectly by such Securities Commission under the authority granted to it in applicable securities legislation, and (c) that this information is being collected for the purposes of the administration and enforcement of the applicable securities legislation;

(l)

it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum (as defined under Canadian Securities Laws), prospectus, or sales or advertising literature in connection with its subscription for the Subscribed Receipts, and the decision to execute this Agreement and to purchase the Subscribed Receipts has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of the Corporation, other than such written representations as are expressly contained herein;

(m)	it is familiar with the Corporation through prior investments or business dealings;

(n)

it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display, the internet and social media) with respect to the distribution of the Subscribed Receipts;

(o)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Investor will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issuance of the Subscribed Receipts and the Underlying Shares;

(p)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Subscribed Receipts or the Underlying Shares;

(q)	there are risks associated with the purchase of the Subscribed Receipts and the Underlying Shares;

(r)

it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Subscribed Receipts and the Underlying Shares and is able to, and agrees to, bear the economic risk of loss of its investment; and

Redacted information with respect to confidential information.

Redacted information with respect to an exception to the lock-up provision.
(s)

no person has made to the Investor (or any person on whose behalf the Investor is contracting) any written or oral representations (i) that any person will resell or repurchase the Subscribed Receipts or the Underlying Shares, or (ii) except under the terms of the Subscription Receipt Agreement, that any person will refund the purchase price of the Subscribed Receipts, or (iii) as to the future price or value of the Subscribed Receipts or the Underlying Shares.

Article 11

Covenants of the Corporation

11.1	The Corporation covenants and agrees to:

(a)	duly and validly create and authorize the issuance of the Subscribed Receipts and the Underlying Shares in accordance with the terms and subject to the conditions of the Transaction Documents;

(b)	not to declare any dividends before the Closing Date;

(c)

cause the Underlying Shares to be, upon their issuance in accordance with the terms and subject to the conditions of this Agreement and the Subscription Receipt Agreement, issued as fully paid and non-assessable Common Shares;

(d)

pay or cause to be paid all amounts due to be paid by it to the Investor in accordance with the terms and subject to the conditions of this Agreement and the Subscription Receipt Agreement, including the Commitment Fee XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXX, on the due dates for payment in immediately available funds;

(e)	at the Closing Time, issue the Subscribed Receipts in accordance with this Agreement and the Subscription Receipt Agreement;

(f)	use the Private Placement Proceeds and the net proceeds of the Concurrent Private Placement for the partial payment of the Acquisition Purchase Price and costs of the Acquisition;

(g)	comply with its covenants set forth in this Agreement and fulfil its obligations under this Agreement duly, timely and in good faith;

(h)	not amend its constating documents prior to the Closing Date without the consent of the Investor, which consent shall not be unreasonably withheld;

(i)

without the prior written consent of the Investor, which consent will not be unreasonably withheld or delayed, not to, and not to publicly disclose an intention to, for a period ending on the earlier of the Termination Date and the date that is ninety (90) days after the Closing Date, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for (i) the issuance by the Corporation of Subscription Receipts and Common Shares as contemplated herein or pursuant to the Concurrent Private Placement; XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXX; (iii) the issuance by the Corporation of the Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this Agreement; (iv) the issuance by the Corporation of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Corporation’s stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing as of the date of this Agreement and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (v) the issuance by the Corporation of any Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (vi) to satisfy existing contractual arrangements entered into prior to the date hereof and disclosed to the Investor in writing at or prior to such time as this Agreement is executed; or (vii) pursuant to the Corporation’s shareholder rights plan;

(j)	during the period from the date of this Agreement and ending on the earlier of the Termination Date and the Closing Time, to promptly inform the Investor of the full particulars of:

(i)

any material change (actual, anticipated, contemplated, proposed or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of (x) the Corporation and its Subsidiaries on a consolidated basis, or (y) the Business, in each case of which the Corporation becomes aware since the date of this Agreement (including as a result of the COVID 19 Outbreak but only to the extent that the material change occurs after the date of this Agreement). For greater certainty, any impact of the COVID-19 Outbreak on the Corporation or its Subsidiaries prior to the date hereof already disclosed in the Public Record or to the Investor shall not be considered; or

(ii)

any request from any Securities Commission or similar regulatory authority for any material amendment to any document forming part of the Public Record or for any additional information of which the Corporation becomes aware since the date of this Agreement;

(iii)

the issuance by any Securities Commission or similar regulatory authority, a stock exchange or other competent authority of any order to cease or suspend trading of any of the Corporation’s securities, or the institution, or threatened institution, of any proceedings for that purpose of which the Corporation becomes aware since the date of this Agreement;

(iv)

any amendment or proposed amendment to the Concurrent Private Placement Subscription Agreement or the Acquisition Agreement, or any waiver of any condition to be satisfied, completed or otherwise met thereunder, or the termination of such agreements;

(v)

the receipt by the Corporation of any material communication from any Securities Commission or similar regulatory authority, any stock exchange or any other competent authority relating to any document forming part of the Public Record or the distribution of the Subscribed Receipts, of which the Corporation becomes aware since the date of this Agreement; or

(vi)

any notice or other correspondence received by the Corporation from any Securities Commission or similar regulatory authority requesting any information, meeting or hearing relating to the Private Placement, the Concurrent Private Placement or the Acquisition or any other event or state of affairs that the Corporation reasonably believes may be material to the Investor of which the Corporation becomes aware since the date of this Agreement;

(k)	during the period from the date of this Agreement and ending on the earlier of the Termination Date or the fulfilment of the Escrow Release Conditions:

(i)

use all commercially reasonable efforts to pursue the satisfaction of all of the necessary conditions in its control to the completion, and the closing, of the Acquisition in accordance with and subject to the terms and conditions of the Acquisition Agreement; and

(ii)

promptly provide the Investor with such information as it may reasonably request regarding the status of the Acquisition (including, in relation to the fulfillment of the conditions to the Acquisition) subject to any confidentiality, regulatory or other restrictions relating to the supply of such information.

Article 12

Indemnity

12.1

The Corporation shall indemnify and hold harmless the Investor, and each of the Investor’s Affiliates, agents, directors, officers, shareholders and employees, and the successors and assigns of the foregoing, from and against all liabilities, claims, losses (other than loss of profits and other consequential damages), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Investor in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)

any misrepresentation or alleged misrepresentation contained in any part of the Public Record filed by or on behalf of the Corporation (except any statement made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of the Investor specifically for inclusion therein);

(b)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement of a material fact or omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or alleged untrue statement of a material fact or alleged omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission or misrepresentation or alleged misrepresentation made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of the Investor specifically for inclusion therein) in the Public Record or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by the Investor), preventing or restricting the trading in or the sale or distribution of the Subscribed Receipts or the Underlying Shares;

(c)	the material non-compliance or alleged material non-compliance by the Corporation with any of the Applicable Securities Laws or the by-laws, rules or regulations of the TSX or the NYSE; or

(d)

any (A) actual untruth, inaccuracy or breach of any of the representations and warranties of the Corporation existing at the date hereof, (B) actual material untruth, material inaccuracy or material breach of any of the representations and warranties of the Corporation existing at the Closing Time (except where already qualified by materiality, in which case it shall be an actual untruth, inaccuracy or breach after giving effect to such qualification) other than the representation and warranty of the Corporation given with respect to the Business under Section 8.1(ww), or (C) any breach by the Corporation of its covenants or obligations to be complied with under this Agreement or in the Subscription Receipt Agreement.

12.2

The Investor shall indemnify and hold harmless the Corporation, each person, if any, who controls the Corporation within the meaning of section 15 of the 1933 Act, as amended, or section 20 of the 1934 Act and the successors and assigns of the foregoing persons, and each of their respective officers, employees, agents and Affiliates to the same extent as the foregoing indemnity from the Corporation to the Investor, but only (i) with reference to information relating to the Investor provided to the Corporation in writing by or on behalf of the Investor specifically for inclusion in the Public Record or (ii) arising directly or indirectly from, or in consequence of, any breach by the Investor of its (A) representations and warranties contained in this Agreement or (B) covenants or obligations to be complied with under this Agreement.

12.3

If any claim contemplated by Section 12.1 or Section 12.2 shall be asserted against any of the persons in respect of which indemnification is or might reasonably be considered to be provided for in Section 12.1 or Section 12.2, such person (the Indemnified Person) shall notify the person against whom such indemnification is sought (the Indemnifying Party) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided, however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain separate counsel in any proceeding relating to a claim contemplated by Section 12.1 but the fees and expenses of such counsel shall be at the expense of the Indemnified Person, unless:

(a)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(b)

the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings or, having employed such counsel, have diligently pursued such defense; or

(c)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for the Indemnified Persons of or related to the Investor.

12.4

If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

12.5

If the indemnification provided for in this Article 12 is held by a court of competent jurisdiction to be unavailable to an Indemnified Person for any reason not solely attributable to the Indemnified Person with respect to any liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit or other consequential damages), costs (including reasonable legal fees and expenses), damages and expenses referred to in this Article 12, then the Indemnifying Party and the Indemnified Person shall contribute to the amount paid or payable as a result of a claim contemplated by Section 12.1 or Section 12.2 above in such proportions as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and of the Indemnified Person, on the other hand, but also the relative fault of such respective parties, in connection with the statement or omissions that resulted in such liabilities, claims, actions, suits, proceedings, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

12.6

The Corporation hereby waives its right to recover contribution from the Investor with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in any document forming part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Investor contained in such documents and furnished to the Corporation by or on behalf of the Investor in writing expressly for inclusion in any document forming part of the Public Record.

Redacted information with respect to confidential information..
12.7

For greater certainty, the Indemnifying Party will not have any obligation to contribute pursuant to this Article 12 in respect of any claim except to the extent the indemnity given by it in this Article 12 of this Agreement would have been applicable to that claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Person.

12.8

The Corporation hereby acknowledges and agrees that, with respect to this Article 12, the Investor is contracting on its own behalf and as agent for the other Indemnified Persons referred to in this Article 12. In this regard, the Investor shall act as trustee or agent for such Indemnified Persons of the covenants of the Corporation under this Article 12 with respect to such Indemnified Persons and accepts these trusts or agencies and shall hold and enforce those covenants on behalf of such Indemnified Persons.

12.9

Subject to applicable laws and the rules and regulations of the TSX, any indemnity payable by the Corporation to the Investor pursuant to this Article 12 shall be deemed to be a decrease to the Subscription Amount paid to the Corporation. Any indemnity payable by the Investor to the Corporation pursuant to Article 12 shall be deemed to be an increase to the Subscription Amount paid to the Corporation.

12.10

This Article 12 shall be terminated and cease to have any effect upon the occurrence of a Termination Event, the (i) reimbursement to the Investor of the full purchase price of the Subscribed Receipts as well as interest actually earned thereon calculated as of the Closing Date up to the Termination Date, and the fulfilment by the Corporation of all other obligations to be fulfilled and satisfied by it up to the Termination Date except to the extent that the same have been waived by the Subscription Receipt Agent under the Subscription Receipt Agreement, and (ii) payment of all amounts due to be paid by the Corporation to the Investor in accordance with the terms and subject to the conditions of this Agreement, including the Investor Expenses XXXXXXXXXXXXXXXXXXXX XXXXXXXXX.

Article 13

Expenses

All costs and expenses (including applicable sales and value added taxes) incurred by the Corporation in connection with or incidental to the transactions contemplated hereby, including those relating to the creation and distribution of the Subscribed Receipts and the Underlying Shares, shall be borne by the Corporation, including the fees and expenses of the Corporation’s counsel, the fees and expenses of the Corporation’s transfer agent, auditors and other outside consultants and all stock exchange listing fees, and the Corporation shall reimburse, up to an aggregate amount of $100,000, all costs and expenses (plus applicable sales and value added taxes) incurred by the Investor in connection with or incidental to the transactions contemplated hereby, including those relating to the subscription of the Subscribed Receipts and the Underlying Shares and the fees and expenses of the Investor’s counsel and other outside consultants (the Investor Expenses) whether or not the transactions herein contemplated shall be completed. It is acknowledged and agreed that McCarthy Tétrault LLP shall act as Canadian legal counsel to the Investor and the Other Investor in connection with the Private Placement and the Concurrent Private Placement, respectively, and shall invoice separately the Other Investor for its fees and expenses which are in addition to the Investor Expenses specified herein.

Article 14

Closing Conditions, Deliveries and Closing

14.1	The following deliveries shall be completed as of the date hereof electronically or at such place as the Corporation and the Investor may agree:

(a)

the Corporation shall deliver or cause to be delivered to the Investor executed copies of this Agreement, the Concurrent Private Placement Subscription Agreement, and the Acquisition Agreement, including all schedules and exhibits thereto (it being understood however that certain schedules and exhibits will be provided on a redacted basis); and

(b)	the Investor shall deliver or cause to be delivered to the Corporation executed copies of this Agreement.

14.2

Provided that no Termination Event has occurred, the purchase and sale of the Subscribed Receipts at the Closing Time and the closing of the Private Placement will be conditional upon and subject to the following conditions being fulfilled at or prior to the Closing Time, which conditions may be waived in writing in whole or in part by the Investor:

(a)	the Corporation shall deliver or cause to be delivered to the Investor a copy of the Subscription Receipt Agreement duly executed by the Corporation and the Subscription Receipt Agent;

(b)

the Corporation shall deliver to the Investor a certificate dated the Closing Date in form and substance satisfactory to the Investor, acting reasonably, addressed to the Investor with respect to (i) the constating documents of the Corporation; (ii) the resolutions of the directors of the Corporation relevant to the allotment, issue and sale of the Subscribed Receipts and the allotment and issue of the Underlying Shares upon the exchange of the Subscribed Receipts in accordance with the terms of the Subscription Receipt Agreement and the authorization of the transactions contemplated hereby and in connection with the Concurrent Private Placement;

(c)

the Investor shall have received at the Closing Time a certificate dated as of the Closing Date and signed on behalf of the Corporation by the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer of the Corporation or such other persons as may be agreed upon by the Investor, acting reasonably, certifying (in their capacity as officers of the Corporation, as the case may be, and without personal liability) that:

(i)

no order ceasing or suspending trading in any securities of the Corporation has been issued and, to the knowledge of such persons, no proceedings for such purposes are pending, contemplated or threatened;

(ii)

there has been no Material Adverse Effect with respect to the Corporation since the date hereof (for greater certainty, any impact of the COVID-19 Outbreak on the Corporation or its Subsidiaries prior to the date hereof already disclosed in the Public Record or to the Investor shall not be considered);

(iii)

no material change in the business, operations, or capital of the Corporation and its Subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(iv)

the representations and warranties of the Corporation herein are true and correct in all material respects or, if already qualified by materiality, true and correct (other than de minimis inaccuracies), as of the Closing Time (except for representations and warranties stated to be as at a certain date), with the same force and effect as if made by the Corporation as at the Closing Time after giving effect to the transactions contemplated hereby;

(v)

the Corporation has complied with all covenants, terms and conditions hereof to be complied with and satisfied by it at or prior to the Closing Time except to the extent that the same have been waived by the Investor in writing pursuant hereto; and

(vi)	no event has occurred since the date of this Agreement which would make the Escrow Release Conditions not being capable of being satisfied as of the Acquisition Closing;

(d)

the Corporation shall deliver or cause to be delivered to the Investor favourable legal opinions dated the Closing Date from the Corporation’s legal counsel, Norton Rose Fulbright Canada LLP, (addressed to the Investor) with respect to:

(i)

each of the Corporation and CAE Healthcare Canada Inc. being a corporation incorporated or amalgamated and existing under the CBCA and having all requisite corporate power and capacity to conduct its business as described in the Public Record;

(ii)

each of the Corporation and CAE Healthcare Canada Inc. being registered under the Act respecting the legal publicity of enterprises (Québec), not having failed to file an annual updating declaration under such Act, not having failed to comply with a request made under Section 73 of such Act, and not being dissolved nor having its registration cancelled under such Act;

(iii)

all necessary corporate actions having been taken by the Corporation to validly allot, create and issue to the Investor the Subscribed Receipts in the manner contemplated herein, as Subscription Receipts pursuant to the provisions of the Subscription Receipt Agreement and, subject to payment in full for them, the Subscribed Receipts will be validly issued;

(iv)

the Underlying Shares having been validly authorized for issuance and, when issued upon the exchange of the Subscribed Receipts in accordance with the terms of the Subscription Receipt Agreement will be validly issued as fully paid and non-assessable Common Shares;

(v)

the Corporation’s authorized share capital consisting of an unlimited number of Common Shares and an unlimited number of preferred shares, and as to the number of issued and outstanding shares in reliance on a letter from the transfer agent;

(vi)

the Corporation is a “reporting issuer” in the Province of Québec within the meaning of the Securities Act (Québec) and is not on the list of defaulting reporting issuer maintained by the Autorité des marchés financiers;

(vii)

in reliance on the conditional listing letter of the TSX, the conditional approval of the TSX of the listing of the Underlying Shares, subject to standard listing conditions being completed on or before the date specified for such in such letter;

(viii)	the execution by the Corporation of the Transaction Documents and the legality, validity and enforceability of the Transaction Documents against the Corporation (subject to usual qualifications);

(ix)	all necessary corporate actions having been taken by the Corporation to authorize the execution of each of the Transaction Documents, and the performance of its obligations hereunder and thereunder;

(x)

(i) the execution by the Corporation of the Transaction Documents, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, and (ii) the issuance and sale of the Subscribed Receipts and the Underlying Shares as at the Closing Time not resulting in a breach of, and not creating a state of facts which, after notice or lapse of time, or both, results in a breach of, or a conflict with or a default under (a) any provisions of the articles or by-laws of the Corporation, or (b) any applicable law of general application in the Province of Quebec or the laws of Canada applicable therein, as they exist as of the Closing Date;

(xi)

the issuance and sale by the Corporation of the Subscribed Receipts to the Investor in accordance with the terms and conditions hereof and of the Subscription Receipt Agreement being exempt from the prospectus requirements of the Applicable Securities Laws of the Province of Québec and no prospectus or other documents being required to be filed, no proceedings being required to be taken and no approvals, permits, consents, orders or authorizations being required to be obtained by the Corporation under the Applicable Securities Laws of the Province of Québec to permit such issuance and sale, except for Form 45-106F1 pursuant to NI 45-106 accompanied by the requisite filing fees;

(xii)

the issuance and delivery by the Corporation of the Underlying Shares to the Investor in accordance with the terms and conditions hereof and of the Subscription Receipt Agreement being exempt from the prospectus requirements of the Applicable Securities Laws of the Province of Québec and no prospectus or other documents being required to be filed, no proceedings being required to be taken and no approvals, permits, consents, orders or authorizations being required to be obtained by the Corporation under the Applicable Securities Laws of the Province of Québec to permit such issuance and delivery;

(xiii)

that the first trade of the Subscribed Receipts will be a distribution and subject to the prospectus requirement of the Applicable Securities Laws of the Province of Québec unless such securities have been held for a period of four months and a day following the Closing Date, subject to the usual qualifications;

(xiv)

that the first trade of the Underlying Shares will be a distribution and subject to the prospectus requirement of the Applicable Securities Laws of the Province of Québec, unless the Subscribed Receipts have been held for a period of four months and a day following the Closing Date and the other conditions set out in subsection 2.5(2) of NI 45-102 are satisfied, subject to the usual qualifications;

(xv)

the form and terms of the certificates, if any, representing the Subscribed Receipts, having been duly approved and adopted by the board of directors of the Corporation and complying with all applicable requirements of the CBCA and the rules of the TSX;

(xvi)	the appointment as transfer agent and registrar for the Common Shares of Computershare Trust Company of Canada at its principal offices in the City of Toronto; and

(xvii)

the appointment as subscription receipt agent pursuant to the Subscription Receipt Agreement, and as the transfer agent and registrar for the Subscription Receipts and escrow agent for the Private Placement Proceeds, of the Subscription Receipt Agent at its principal offices in the cities of Montréal and Toronto;

(e)

the Corporation shall deliver or cause to be delivered to the Investor favourable legal opinions dated the Closing Date from the Corporation’s U.S. legal counsel, Norton Rose Fulbright US LLP, (addressed to the Investor) with respect to each Material Subsidiary that is governed by the laws of a jurisdiction in the United States being a validly existing corporation under the General Corporation Law of the State of Delaware;

(f)

the Corporation shall deliver or cause to be delivered evidence satisfactory to the Investor that the Underlying Shares have been conditionally approved for listing and posting for trading on the TSX and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the TSX and the NYSE;

(g)	the Corporation shall pay or cause to be paid the Investor Expenses to the Investor in immediately available funds; and

(h)

the Corporation shall deliver or cause to be delivered to the Investor evidence reasonably satisfactory to the Investor that the Concurrent Private Placement has closed prior to or shall close simultaneously with the closing of the Private Placement and that the proceeds of the Concurrent Private Placement have been or shall be simultaneously placed in escrow in accordance with the Subscription Receipt Agreement, in addition to the Private Placement Proceeds.

14.3	The obligation of the Corporation to issue and sell the Subscribed Receipts to the Investor at the Closing Time will be subject to:

(a)	the Investor shall deliver or cause to be delivered to the Corporation a copy of the Subscription Receipt Agreement duly executed by it;

(b)	the simultaneous completion of the Concurrent Private Placement containing terms substantially similar to the terms set forth herein;

(c)

the issue and sale of the Subscribed Receipts by the Corporation shall be exempt from prospectus requirements provided for under Canadian Securities Laws and shall be exempt from prospectus requirements provided for under the equivalent provisions of the securities laws of any other applicable jurisdiction; and

(d)

the Underlying Shares shall have been conditionally approved for listing and posting for trading on the TSX and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the TSX and the NYSE;

14.4

The sale of the Subscribed Receipts shall be completed electronically on the Closing Date or at such place as the Corporation and the Investor may agree. Subject to the conditions set forth in Sections 14.2 and 14.3, on such date:

(a)

the Investor shall pay to the Subscription Receipt Agent, by wire transfer or such other means as the Corporation, the Investor and the Subscription Receipt Agent may agree, the Subscription Amount, in consideration for the issuance of the Subscribed Receipts against delivery by the Corporation (or on its behalf) to: (i) the Investor of one or more fully and duly-registered non-certificated issue (NCI), direct registered statement (DRS) or electronic evidence of issuance of such, evidencing, in the aggregate, the Subscribed Receipts, in any case registered in the name of the Investor, or (ii) CDS Clearing and Depository Services Inc. (CDS) of one or more fully and duly-registered global certificates evidencing, in the aggregate, the Subscribed Receipts, or electronic evidence of their issuance, in each case registered in the name of “CDS & Co.” as nominee for CDS, to be held by CDS in the form of a book-based or book-entry only or uncertificated security (in the case of an electronic delivery), as the case may be, in accordance with the rules and procedures of CDS, or, in either case, in such other names as the Investor shall notify the Corporation in writing not less than 48 hours prior to the Closing Date; and

(b)	the Investor and the Corporation shall provide each other with such other documents as they may mutually agree upon.

Article 15

Termination

15.1	At or prior to the Closing Time, this Agreement shall be capable of being terminated by either party if (and only if):

(a)	a Termination Event has occurred prior to the Closing Time; or

(b)

any of the conditions set forth in Section 14.2 or Section 14.3 are not or cannot be satisfied at the Closing Time, except that the right to terminate this Agreement under this Article 15 shall not be available to a party whose failure to fulfill any of its covenants or obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure to satisfy the application condition.

15.2

This Agreement shall otherwise be incapable of being terminated by the Investor at or prior to the Closing Time and the Investor hereby waives any right to repudiate, rescind, terminate or otherwise avoid its obligations under this Agreement at or prior to the Closing Time.

15.3

The rights of termination contained herein may be exercised by either party and are in addition to any other rights or remedies either party may have in respect of any default, act or failure to act or non-compliance by the other party in respect of any of the matters contemplated by this Agreement.

15.4

If the obligations of either party are terminated under this Agreement pursuant to the termination rights provided for herein, there shall be no further liability on the part of the Investor to the Corporation, or of the Corporation to the Investor, except in respect of any liability which may have arisen under Article 7, Article 12 and Article 13.

Article 16

Notice

16.1	Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

CAE Inc.

8585 Cote de Liesse

Saint-Laurent, Québec H4T 1G6

Attention:    General Counsel, Chief Compliance Officer and Corporate Secretary

Email:         caeinc-vplegal@cae.com

with a copy to (which will not constitute a formal notice):

Norton Rose Fulbright Canada LLP

1 Place Ville-Marie

Suite 2500

Montréal, Québec H3B 1R1

Attention:    Stephen J. Kelly

Email:         stephen.kelly@nortonrosefulbright.com

16.2	and, in the case of notice to be given to the Investor, be addressed to:

CDPQ Marchés Boursiers Inc.

1000, place Jean Paul-Riopelle

Montreal, Québec H2Z 2B3

Attention:      Annie Houle (Directrice principal, Placements Privés Québec, Grandes entreprises,

     Caisse de dépôt et placement du Québec)

Michèle Lefaivre (Directrice, Affaires juridiques, Investissements, Caisse de dépôt et placement du  Québec)

Email:           ahoule@cdpq.com

     affairesjuridiques@cdpq.com

with a copy to (which will not constitute a formal notice):

McCarthy Tétrault LLP

1000 de la Gauchetière Street West, Suite 2500

Montreal, Québec H3B 0A2

Attention:    Patrick Boucher

Email:         pboucher@mccarthy.ca

or to such other address as a party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by email to the addressee;

16.3

a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered;

16.4

a communication which is sent by email shall, if sent on a Business Day before 4:30 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent; and

16.5

if, due to a strike, lock-out or other work stoppage, whether real or pending, involving postal workers, any notice to be given to the Corporation or the Investor hereunder which may reasonably be considered unlikely to reach its destination shall only be valid and take effect if it is delivered to the designated officer of the party to which it is addressed or if it is delivered to such party at the appropriate address indicated herein by any prepaid means, sent and registered, or by e-mail.

Article 17

Waiver

The Investor may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenants, term or condition hereunder, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereunder or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Investor only if the same is in writing.

Each of the Corporation and the Investor reserves the right to waive any of its rights hereunder in whole or in part, at its complete discretion, without limiting any of its other rights hereunder.

Article 18

Parties to Discuss Press Releases

The parties shall cooperate with each other in relaying to third parties information concerning this Agreement and the transactions contemplated herein, and shall discuss drafts of all press releases and other releases of information for dissemination to the public pertaining hereto and to the Subscription Receipt Agreement. However, nothing in this Article 18 shall prevent a party from furnishing any information to any governmental agency or regulatory authority or stock exchange or to the public, insofar only as is permitted by this Agreement or required by Applicable Securities Laws, provided that a party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other party with a draft of such information in sufficient time prior to its release to enable such other parties to review such draft and advise that party of any comments it may have with respect thereto. In particular, the Corporation agrees that it shall, subject to the requirements of Applicable Securities Laws and the CBCA, obtain the consent of the Investor, which consent shall not be unreasonably withheld, to the disclosure of any information regarding the Investor and the Private Placement to be contained in any press release or other document filed with any authorized authority or disclosed to the public.

Redacted information with respect to a confidential contractual undertaking.

The parties agree and acknowledge that the public announcement of the Private Placement shall be concurrent with the public announcement of the Concurrent Private Placement and the Acquisition.

Article 19

Survival of Representations and Warranties

19.1

All representations and warranties, covenants, indemnities and agreements herein shall survive the payment by the Investor for the Subscribed Receipts and the termination of this Agreement as follows: as regards the representations and warranties (except for the Core Representations) and the indemnities provided in Sections 12.1(a), 12.1(b), 12.1(c) and 12.1(d)(A) (except for the Core Representations), 12.1(d)(B) (except for the Core Representations), Section 12.2(i) and Section 12.2(ii)(A) (except for the Core Representations) for a period of three years following the Closing Date, and as regards the covenants and indemnities in 12.1(d)(A) (Core Representations only), 12.1(d)(B) (Core Representations only), 12.1(d)(C) and 12.2(ii)(B) and the Core Representations, indefinitely, and shall continue in full force and effect for the benefit of the Investor regardless of any investigation by or on behalf of the Investor with respect thereto, provided that, the representation and warranty provided in Section 8.1(cc) shall survive the Closing Date and continue in full force and effect until 90 days after the expiration of the period during which any tax assessment may be issued by a governmental entity in respect of any taxation year to which such representations and warranties extend.

19.2

For the purpose of this Article 19 only, the expression “Core Representations” means the representations given in Section 8.1(a), 8.1(b), 8.1(c), 8.1(e), 8.1(h), 8.1(i), 8.1(j) and 8.1(uu) and Sections 9.1(a), 9.1(b), 9.1(c), 9.1(f) and 9.1(g).

19.3

Notwithstanding the foregoing, a claim for any breach of the representations, warranties and covenants contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time subject only to the applicable limitation periods imposed by applicable laws.

Article 20

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Article 21

Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Article 22

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec (without giving effect to any conflict of laws principles thereunder) and the laws of Canada applicable therein. Each of the Corporation and the Investor hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Québec.

Article 23

Assignment and Successors

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any party without the prior written consent of the other parties, except that the Investor shall be entitled to assign this Agreement or the benefits or duties accruing hereunder to a Wholly-owned Affiliate of the Investor without the prior consent of the Corporation, provided that the Investor shall remain liable for the performance of such Affiliate’s obligations under this Agreement. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Article 24

Public Filing

The parties hereby consent to the public filing of each of the Transaction Documents if any party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

Article 25

Amendments or Modifications

Subject to Article 20, this Agreement may not be amended or modified except by an agreement in writing executed by all the parties hereto.

Article 26

Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by PDF format transmission.

Article 27

Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, use its reasonable best efforts to execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby. Notwithstanding the foregoing or anything else to the contrary in this Agreement, the Investor shall not be required to provide any non-public information with respect to itself or its Affiliates.

Article 28

Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Investor and/or its Affiliates, on the one hand, and the Corporation, on the other hand. Notwithstanding the foregoing, the terms and conditions of this Agreement shall not replace or supersede the confidentiality agreement entered into between the Corporation and the Investor (directly or indirectly though an Affiliate of the Investor) dated February 10, 2021.

Article 29

E-Sign

The parties irrevocably and unreservedly agree that this Agreement may be executed by way of electronic signatures and the parties agree that this Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

Article 30

Non-Recourse

The Corporation covenants, agrees and acknowledges that no person other than the parties hereto shall have any obligation hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Investor or any of its permitted assigns may be a partnership or limited liability company or other entity, the Corporation has no rights of recovery against and no recourse hereunder or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith or therewith shall be had against any of the former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates, assignees or representatives of the Investor or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, assignee or representative of any of the foregoing (but not including the Investor, an Investor Related Party), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable law, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Investor Related Party for any obligations of the Investor or any of its successors or assigns under this Agreement, under the Acquisition

Agreement or under any documents or instrument delivered in connection herewith or therewith, in respect of any transaction contemplated hereby or thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether at law or equity or in tort or contract) based on, in respect of, or by reason of such obligations or their creation.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the first hereinabove written.

CDPQ MARCHÉS BOURSIERS INC.

Per:
Name: David Petrie
Title: Managing Director, Public companies and Québec relationship investing

Per:
Name: Annie Houle
Title: Senior Director, Investment

CAE INC.

Per:
Name: Marc Parent
Title: President and Chief Executive Officer

Per:
Name: Sonya Branco
Title: Executive Vice President, Finance and
Chief Financial Officer

[Signature page - Subscription Agreement]

Schedule A

FORM OF SUBSCRIPTION RECEIPT AGREEMENT

[Redacted for confidentiality reasons]